                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                   FORM 11-K





(Mark One)

[X] Annual report pursuant to section 15 (d) of the Securities Exchange Act of 1934 (fee required)
       For the fiscal year ended December 31, 1995

                                       or

[ ] Transition report pursuant to section 15 (d) of the Securities Exchange Act of 1934 (no fees required)
       For the transition period from ____________ to ______________.

       Commission file number:  0 - 14579

       A. Full title of the plan and the address of The Plan, if different from that of the issuer named below:

                 Gander Mountain, Inc. Associates' Savings Plan

       B. Name of issuer of securities held pursuant to The Plan and the address of its principal executive office:

                             Gander Mountain, Inc.
                                  P.O. Box 128
                                   Highway W
                            Wilmot, Wisconsin  53192

The following financial statements are furnished herewith:

                          Report of Independent Accountants

                          Statement of Net Assets Available for
                             Plan Benefits with Fund Information at
                             December 31, 1995 and 1994

                          Statement of Changes in Net Assets
                             Available for Plan Benefits with Fund
                             Information for the years ended
                             December 31, 1995 and 1994

                          Notes to Financial Statements


The following exhibit is furnished herewith:

                          Exhibit 23.1.  Consent of Price Waterhouse LLP

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                        GANDER MOUNTAIN, INC.
                                        ASSOCIATES' SAVINGS PLAN


                                        /s/Kenneth C. Bloom
                                        ------------------------------------
                                        Kenneth C. Bloom
                                        Executive Vice President
                                        Chief Financial Officer


June 29, 1996

                             GANDER MOUNTAIN, INC.



                            ASSOCIATES' SAVINGS PLAN




                               December 31, 1995





Audited Financial Statements
     and Schedules

                             GANDER MOUNTAIN, INC.
                            Associates' Savings Plan
                                     INDEX
                               December 31, 1995





AUDITED FINANCIAL STATEMENTS                               Page No.
- ----------------------------                               --------
Report of Independent Accountants . . . . . . . . . . .        1

Statements of Net Assets Available for Plan
 Benefits with Fund Information . . . . . . . . . . . .      2 - 3

Statements of Changes in Net Assets Available
 for Plan Benefits with Fund Information. . . . . . . .      4 - 5

Notes to Financial Statements . . . . . . . . . . . . .      6 - 9



FORM 5500 SCHEDULES
- -------------------

Form 5500, Item 27a, Schedule of Assets Held for
 Investment Purposes  . . . . . . . . . . . . . . . . .       10

Form 5500, Item 27d, Schedule of Reportable
 Transactions . . . . . . . . . . . . . . . . . . . . .       11

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Participants and Administrator of the Gander Mountain, Inc. Associates' Savings Plan

In our opinion, the financial statements listed in the accompanying index present fairly, in all material respects, the net assets available for plan benefits of the Gander Mountain, Inc. Associates' Savings Plan at December 31, 1995 and 1994, and the changes in its net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The Form 5500 schedules listed in the accompanying index are presented for purposes of additional analysis and are not a required part of the basic financial statements but are additional information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for plan benefits with fund information and the statements of changes in net assets available for plan benefits with fund information is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PRICE WATERHOUSE LLP

June 18, 1996

                             GANDER MOUNTAIN, INC.
                            Associates' Savings Plan
                                  AUDIT REPORT

                                FROM ACCOUNTANTS

                             GANDER MOUNTAIN, INC.
                            Associates' Savings Plan
                   STATEMENT OF NET ASSETS AVAILABLE FOR PLAN
                         BENEFITS WITH FUND INFORMATION
                               DECEMBER 31, 1995


                                         Money                                       GMI                Equity
                                        Market              Balanced                Stock               Growth
                                         Fund                 Fund                   Fund                Fund                Total
- -----------------------------------------------------------------------------------------------------------------------------------
                ASSETS

Cash                                   ($2,568)                   $0                   $0                   $0              ($2,568)

Investments - at market:
    Short Term Investments             246,660                24,123                    8               22,670              293,461
    Fixed Income                       646,996               502,147                    0                    0            1,149,143
    Balanced                                 0                 5,405                    0                    0                5,405
    Equities - Other                         0               814,029              170,150            1,301,665            2,285,844

Receivables:
    Pending Trade                            0                     0                    0                    0                    0
    Employer Contributions               7,732                10,765                6,695                9,219               34,411
    Employee Contributions              19,743                17,423               10,637               20,552               68,355
    Interfund Receivable                31,144                 4,161               75,165                9,745              120,215

Accrued Income                           1,189                    83                   18                   67                1,357
                                      --------            ----------             --------           ----------           ----------

             TOTAL ASSETS             $950,896            $1,378,136             $262,673           $1,363,918           $3,955,623
                                      --------            ----------             --------           ----------           ----------

             LIABILITIES

Pending Trade                                0                     0                    0               15,000               15,000
Interfund Payable                        8,356                56,457                9,745               45,657              120,215
Other Payable                           14,148                14,738                4,433               43,599               76,918
                                      --------            ----------             --------           ----------           ----------

          TOTAL LIABILITIES            $22,504               $71,195              $14,178             $104,256             $212,133
                                      --------            ----------             --------           ----------           ----------
NET ASSET AVAILABLE
    FOR PLAN BENEFITS                 $928,392            $1,306,941             $248,495           $1,259,662           $3,743,490
                                      ========            ==========             ========           ==========           ==========




     The accompanying notes are an integral
     part of the financial statements.

                             GANDER MOUNTAIN, INC.
                            Associates' Savings Plan
                   STATEMENT OF NET ASSETS AVAILABLE FOR PLAN
                         BENEFITS WITH FUND INFORMATION
                               DECEMBER 31, 1994


                                         Money                                       GMI                Equity
                                        Market              Balanced                Stock               Growth
                                         Fund                 Fund                   Fund                Fund                Total
- -----------------------------------------------------------------------------------------------------------------------------------
                ASSETS

Cash                                        $0               ($1,804)               ($400)            ($30,016)            ($32,220)

Investments - at market:
    Short Term Investments             411,154                 8,869                4,842                    0              424,865
    Fixed Income                       308,872               311,254                    0                    0              620,126
    Equities - Other                         0               500,862              672,685              640,140            1,813,687

Receivables:
    Pending Trade                            0                     0                    0               28,000               28,000
    Employer Contributions               7,807                 8,591                5,247                7,981               29,626
    Employee Contributions              85,465                99,015               68,296              103,709              356,485
    Interfund Receivable                     0                   199                    0                    0                  199

Accrued Income                           1,992                    22                    7                   33                2,054
                                      --------              --------             --------             --------           ----------

              TOTAL ASSETS            $815,290              $927,008             $750,677             $749,847           $3,242,822
                                      --------              --------             --------             --------           ----------

              LIABILITIES

Pending Trade                                0                     0                6,766                    0                6,766
Interfund Payable                            0                     0                    0                  199                  199
Other Payable                           45,874                23,385                6,523                6,384               82,166
                                      --------              --------             --------             --------           ----------

          TOTAL LIABILITIES            $45,874               $23,385              $13,289               $6,583              $89,131
                                      --------              --------             --------             --------           ----------
NET ASSET AVAILABLE
    FOR PLAN BENEFITS                 $769,416              $903,623             $737,388             $743,264           $3,153,691
                                      ========              ========             ========             ========           ==========




     The accompanying notes are an integral
     part of the financial statements.

                             GANDER MOUNTAIN, INC.
                            Associates' Savings Plan
                STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR
                      PLAN BENEFITS WITH FUND INFORMATION
                      FOR THE YEAR ENDED DECEMBER 31, 1995


                                              Money                                   GMI
                                             Market            Balanced              Stock               Growth
                                              Fund               Fund                 Fund                Fund              Total
- -----------------------------------------------------------------------------------------------------------------------------------
Investment Income:
   Interest                                 $18,990             $29,344               $393               $1,384            $50,111
   Dividends                                      0               5,509                  0                9,373             14,882
   Net realized gain (loss)
      on investments                              0              12,893           (133,709)              22,538            (98,278)
   Net unrealized appreciation
     (depreciation) of investments           38,124             169,161           (315,372)             234,368            126,281
                                           --------          ----------           --------           ----------         ----------
      Net investment income                  57,114             216,907           (448,688)             267,663             92,996
                                           --------          ----------           --------           ----------         ----------
Contributions:
   Employer                                  32,576              38,525             31,981               39,985            143,067
   Employee                                 191,127             213,060            169,633              277,126            850,946
                                           --------          ----------           --------           ----------         ----------
      Total contributions                   223,703             251,585            201,614              317,111            994,013
                                           --------          ----------           --------           ----------         ----------
Adjustments:
   Interfund transfers                        5,959              80,714           (188,822)             102,149                  0
   Participant withdrawals                 (127,800)           (145,888)           (52,997)            (170,525)          (497,210)
                                           --------          ----------           --------           ----------         ----------
      Total adjustments                    (121,841)            (65,174)          (241,819)             (68,376)          (497,210)
                                           --------          ----------           --------           ----------         ----------

Increase in net
   assets during the year                   158,976             403,318           (488,893)             516,398            589,799

Net assets available for Plan
   benefits, beginning of year              769,416             903,623            737,388              743,264          3,153,691
                                           --------          ----------           --------           ----------         ----------
Net assets available for Plan
   benefits, end of year                   $928,392          $1,306,941           $248,495           $1,259,662         $3,743,490
                                           ========          ==========           ========           ==========         ==========



         The accompanying notes are an integral
         part of the financial statements.

                             GANDER MOUNTAIN, INC.
                            Associates' Savings Plan
                STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR
                      PLAN BENEFITS WITH FUND INFORMATION
                      FOR THE YEAR ENDED DECEMBER 31, 1994


                                           Money                                      GMI
                                          Market             Balanced                Stock              Growth
                                           Fund                Fund                   Fund               Fund                Total
- ------------------------------------------------------------------------------------------------------------------------------------
Investment Income:
   Interest                              $17,614              $24,133                 $345                $569              $42,661
   Dividends                                   0                4,613                    0               6,707               11,320
   Net realized gain (loss)
      on investments                           0                4,769               12,397               8,350               25,516
   Net unrealized appreciation
     (depreciation) of investments        17,609              (44,294)             123,857             (33,018)              64,154
                                        --------             --------             --------            --------           ----------
      Net investment income               35,223              (10,779)             136,599             (17,392)             143,651
                                        --------             --------             --------            --------           ----------
Contributions:
   Employer                               29,264               34,871               23,687              35,758              123,580
   Employee                              183,589              253,289              145,052             235,648              817,578
                                        --------             --------             --------            --------           ----------
      Total contributions                212,853              288,160              168,739             271,406              941,158
                                        --------             --------             --------            --------           ----------
Adjustments:
   Interfund transfers                   (23,057)              (3,763)              64,060             (37,240)                   0
   Participant withdrawals              (116,438)             (77,509)             (21,789)           (106,699)            (322,435)
                                        --------             --------             --------            --------           ----------
      Total adjustments                 (139,495)             (81,272)              42,271            (143,939)            (322,435)
                                        --------             --------             --------            --------           ----------

Increase in net
   assets during the year                108,581              196,109              347,609             110,075              762,374

Net assets available for Plan
   benefits, beginning of year           660,835              707,514              389,779             633,189            2,391,317
                                        --------             --------             --------            --------           ----------
Net assets available for Plan
   benefits, end of year                $769,416             $903,623             $737,388            $743,264           $3,153,691
                                        ========             ========             ========            ========           ==========



         The accompanying notes are an integral
         part of the financial statements.

                             GANDER MOUNTAIN, INC.
                            Associates' Savings Plan
                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1995




NOTE A - DESCRIPTION OF PLAN

The Gander Mountain, Inc. (GMI) Associates' Savings Plan (The Plan), a defined contribution plan, was established pursuant to a resolution of the Board of Directors of GMI effective January 1, 1987 and was amended effective January 1, 1992. The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and is intended to qualify as a defined contribution plan as described in Section 401(k) of the Internal Revenue Code
(Code).  Following is a summary of significant provisions of The Plan.

Eligibility - All employees of GMI are eligible to participate in The Plan on the first January 1, April 1, July 1 or October 1 entry date following twelve consecutive months of service in which 1,000 or more hours of service have been completed.

Contributions - All participating employees may elect to contribute up to 15% of defined compensation on a pre-tax basis, with GMI contributing an amount as determined by the Board of Directors currently equal to 25% of the first 6% of employee contributions. Participants may change their percentage of contribution quarterly effective as of any entry date (January 1, April 1, July 1, or October 1). Participating employees may contribute a rollover amount into The Plan from another qualified plan or conduit IRA.

Vesting - All participating employees are fully vested in all contributions made by them and any rollover amounts from another qualified plan. The GMI matching contribution is vested to the participating employee based upon the employees' years of uninterrupted service at the rate of 20% per year with full vesting achieved at the end of the fifth year of service. Full vesting also occurs on death, total and permanent disability or attainment of age 65 while employed by GMI.

Investment Options- All amounts contributed under provisions of The Plan will be invested as the participants direct among the following investment alternatives:

Money Market Fund -- Contributions are invested in short-term money market instruments managed by a bank, savings and loan association, or other financial institutions, short-term securities issued or granted by the United States Government or its agencies, short-term commercial paper or guaranteed investment contracts.

                             GANDER MOUNTAIN, INC.
                            Associates' Savings Plan
                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1995



Balanced Fund -- Contributions are invested in a diversified mix of common stocks, intermediate or long-term bonds and money market instruments.

GMI Stock Fund -- Contributions are invested in GMI common stock.

Equity Growth Fund -- Contributions are invested in equity securities in small to medium sized companies, Mutual Funds, or Collective Investment Trusts.

Participant's investment decisions among the alternatives must be made in increments of 10% which may be changed quarterly. Each participant account is reviewed quarterly to determine the net investment gain or loss since the last evaluation. Earnings in each fund are allocated to the participant's account quarterly based upon the average account balance during the period.

Withdrawals - Withdrawals by participants are limited to the participants' vested balances valued as of the last day of the prior plan year or as of the most recent quarterly valuation date. Withdrawals of participant contributions are limited to "Financial Hardships" as defined by IRS regulations. In addition, participants will have their pre-tax contributions suspended for a period of one year if a hardship withdrawal is approved. Furthermore, the Tax Reform Act of 1986 imposes certain penalties on withdrawals before the age of 59 1/2.

Distribution - If a participant retires at age 65, leaves GMI employment for any reason, or becomes totally and permanently disabled, he or she is entitled to a lump-sum distribution of the vested benefits in his or her account as of the end of the quarterly period used to value the account. In the event of the death of a participant, a lump-sum distribution of the participant's vested benefits will be paid to the participant's spouse, named beneficiary, or estate as circumstances require.

Loans - The Plan has no current loan provisions, however, The Plan may adopt a policy permitting loans to participants.

                             GANDER MOUNTAIN, INC.
                            Associates' Savings Plan
                         NOTES TO FINANACIAL STATEMENTS
                               DECEMBER 31, 1995



Forfeitures - The Plan provides that upon termination of employment a participant's nonvested funds are provisionally forfeited, and allocated with the Company's matching contribution as soon as practicable following each Plan year. After a five year break-in-service the forfeiture is final. However, if a participant resumes employment with the Company prior to expiration of the five year break-in-service, any conditionally forfeited amount shall be reinstated from current forfeitures and income, if available, or from a special Company contribution.


NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Method - The accounts of The Plan are maintained on an accrual basis.

Investment Valuation - Investments are stated at market value based on the quoted net asset values on the last business day of The Plan year. Guaranteed Investment Contracts are stated at contract value.

Income Recognition -  Since The Plan's assets are reported at     current
market value in the financial statements, the Statement of Changes in Net Assets Available for Plan Benefits reflects both realized gains and losses and unrealized appreciation and depreciation of The Plan's assets.

Expenses of the Plan - Trustee fees, accounting fees and certain other administrative expenses are paid by GMI.

NOTE C - INCOME TAXES

The Plan administrator and management of Gander Mountain, Inc. believe The Plan conforms with the requirements of the Employee Retirement Income Security Act of 1974.

A favorable determination letter has been received from the Internal Revenue Service as to the qualified tax status of The Plan.

NOTE D - INVESTMENTS

The Plan's investments are held in trust by Firstar Bank Madison and are presented in the following table:

                                                                                                        Market
Units                                                                              Cost                 Value
- -----                                                                              ----                 ------
                 Cash Equivalents

293,461          Money Market Employee
                   Benefit Fund                                                 293,461                 293,461
                                                                                =======                 =======
                 Equity Instruments

  5,627          Equity Growth Fund A
                   Employee Benefit                                             649,819                 849,425
  3,515          Special Equity Growth
                   Fund B Employee Benefit                                      633,957                 854,265
 10,638          Emerging Equity Growth
                   Fund C Employee Benefit                                      324,529                 412,004
 25,683          Common Stock                                                   283,348                 170,150
                                                                              ---------               ---------
                                                                              1,891,653               2,285,844
                                                                              =========               =========
                 Fixed Income Securities

 31,241          Money GIC Fund                                                 540,828                 646,996
  2,813          Total Return Bond                                               45,455                  47,506
 21,273          Total Intermediate Term Bond                                   444,095                 454,641
    227          Total Return Balanced                                            5,051                   5,405
                                                                              ---------               ---------
                                                                              1,035,429               1,154,548
                                                                              =========               =========

                             GANDER MOUNTAIN, INC.
                            Associates' Savings Plan
                              Form 550 Item 27(a)
                SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                               DECEMBER 31, 1995

                                              Par Value
                                            or Number of                                                          Fair
      Description of Investment             Units/Shares                           Cost                           Value
- ----------------------------------------------------------------------------------------------------------------------------
Money Market Fund:
   Firstar Bank - Madison
   Money Market Employee
   Benefit Fund                                246,660                           $246,660                        $246,660

   Firstar Bank - Madison
   Money GIC Fund                               31,241                            540,828                         646,996
                                                                               ----------                      ----------
                                                                                 $787,488                        $893,656
                                                                               ==========                      ==========
Balanced Fund:
   Firstar Bank - Madison
   Money Market Employee
   Benefit Fund                                 24,123                            $24,123                         $24,123

   Firstar Bank - Madison
   Total Return Bond
   Employee Benefit Fund                         2,813                             45,455                          47,506

   Firstar Bank - Madison
   Total Intermediate Term Bond
   Employee Benefit Investment Fund             21,273                            444,095                         454,641

   Firstar Bank - Madison
   Total Return Balanced
   Employee Benefit Fund                           227                              5,051                           5,405


   Firstar Bank - Madison
   Equity Growth Fund A
   Employee Benefit                              2,254                            245,372                         340,253

   Firstar Bank - Madison
   Special Equity Growth
   Fund B Employee Benefit                       1,392                            235,685                         338,291

   Firstar Bank - Madison
   Emerging Equity Growth
   Fund C Employee Benefit                       3,498                             98,873                         135,485
                                                                               ----------                      ----------
                                                                               $1,098,654                      $1,345,704
                                                                               ==========                      ==========
GMI Stock Fund:
   Firstar Bank - Madison
   Money Market Employee
   Benefit Fund                                      8                                 $8                              $8

   Gander Mountain, Inc.
   Common Stock                                 25,683                            283,348                         170,150
                                                                               ----------                      ----------
                                                                                 $283,356                        $170,158
                                                                               ==========                      ==========
Growth Fund:
   Firstar Bank - Madison
   Money Market Employee
   Benefit Fund                                 22,670                             22,670                          22,670


   Firstar Bank - Madison
   Equity Growth Fund A
   Employee Benefit                              3,373                            404,447                         509,172

   Firstar Bank - Madison
   Special Equity Growth
   Fund B Employee Benefit                       2,123                            398,272                         515,974

   Firstar Bank - Madison
   Emerging Equity Growth
   Fund C Employee Benefit                       7,140                            225,656                         276,519
                                                                               ----------                      ----------
                                                                               $1,051,045                      $1,324,335
                                                                               ==========                      ==========

                             GANDER MOUNTAIN, INC.
                            Associates' Savings Plan
                             Form 5500 - Item 27(d)
                      SCHEDULE OF REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1995



                                                                         Number of       Number of       Purchase         Selling
Identity of Party Involved                  Description                  Purchases         Sales           Price           Price
- ------------------------------------------------------------------------------------------------------------------------------------
Firstar Bank - Madison         Money Market Employee Benefit Fund:
                                  Aggregate purchases                        22                           $667,429
                                  Aggregate sales                                            26                           $798,832

Firstar Bank - Madison         GIC Common Trust Fund:
                                  Aggregate purchases                        1                            $300,000

Firstar Bank - Madison         Equity Growth Fund A Employee Benefit:
                                  Aggregate purchases                        20                           $343,000
                                  Aggregate sales                                            7                            $102,989

Firstar Bank - Madison         Special Equity Growth Fund B
                                  Employee Benefit:
                                  Aggregate purchases                        18                           $307,000
                                  Aggregate sales                                            8                            $115,195

Firstar Bank - Madison         Total Intermediate Term Bond
                                  Employee Benefit Fund:
                                  Aggregate purchases                        6                            $270,000
                                  Aggregate sales                                            2                             $89,751

Gander Mountain, Inc.          Common Stock:
                                  Aggregate purchases                        14                           $219,398
                                  Aggregate sales                                            10                           $269,599

                                                                                                 Current Value
                                                                                                  of Asset on
                                                                               Cost of            Transaction              Gain
Identity of Party Involved                  Description                         Asset                 Date                (Loss)
- ------------------------------------------------------------------------------------------------------------------------------------
Firstar Bank - Madison         Money Market Employee Benefit Fund:
                                  Aggregate purchases                                                $667,429
                                  Aggregate sales                             $798,832                                         $0

Firstar Bank - Madison         GIC Common Trust Fund:
                                  Aggregate purchases                                                $300,000

Firstar Bank - Madison         Equity Growth Fund A Employee Benefit:
                                  Aggregate purchases                                                $343,000
                                  Aggregate sales                              $87,053                                    $15,936

Firstar Bank - Madison         Special Equity Growth Fund B
                                  Employee Benefit:
                                  Aggregate purchases                                                $307,000
                                  Aggregate sales                              $95,793                                    $19,402

Firstar Bank - Madison         Total Intermediate Term Bond
                                  Employee Benefit Fund:
                                  Aggregate purchases                                                $270,000
                                  Aggregate sales                              $90,763                                    ($1,012)

Gander Mountain, Inc.          Common Stock:
                                  Aggregate purchases                                                $219,398
                                  Aggregate sales                             $403,559                                  ($133,960)

The following financial statements are furnished herewith:

         Report of Independent Accountants

         Statement of Net Assets Available for Plan Benefits
           with Fund Information at December 31, 1995 and
           December 31,  1994

         Statement of Changes in Net Assets Available for Plan
           Benefits with Fund Information for the years ended December 31, 1995 and December 31, 1994


The following exhibit is furnished herewith:

Exhibit 23.1.   Consent of Price Waterhouse


Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                        GANDER MOUNTAIN, INC.
                                        ASSOCIATES' SAVINGS PLAN



                                        -------------------------------
                                        Kenneth C. Bloom
                                        Executive Vice President
                                        Chief Financial Officer

June 29, 1996